FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah, J G Hopwood, G Marcus, R P Menell, D N Murray,
D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel      +508 358-0188
Mobile +857 241-7127

Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720
MEDIA RELEASE
GOLD FIELDS ON TRACK TO ACHIEVE GUIDANCE OF
840KOZ FOR Q2 F2009

Johannesburg, 23 December 2008: Gold Fields Limited (Gold Fields)
(NYSE, JSE, DIFX: GFI) today updated its operational guidance for Q2
F2009.

Group attributable production for Q2 F2009 is expected to be approximately 840,000 ounces, which is in line with the guidance published on 29 October 2008.

Group cash costs and Notional Cash Expenditure are expected to be lower than the guidance published on 29 October 2008 due to favourable exchange rate movements against the South African Rand and the
Australian Dollar relative to those provided in the guidance. If stated at the exchange rates used in the guidance ($/R8.00 and A$/$0.85), Group cash costs and Notional Cash Expenditure would have been broadly in line with the guidance of R149,000/kg ($580/oz) and R229,000/kg ($890/oz), respectively.

Nick Holland, Chief Executive Officer of Gold Fields, said: “We are pleased with the improved production and good cost control as well as the progress we are making in terms of delivering the various projects, which will make a significant difference to the future profile of Gold Fields. We are well placed to restoring Gold Fields’ production closer to historical levels and in particular, to achieving a run rate of 1 million ounces per quarter in the near term. The rehabilitation of the steel infrastructure at the
Kloof Main Shaft as well as the expansion of the Tarkwa Carbon In Leach
(CIL) plant have been substantially completed and are on track to full production build-up by early January 2009.”

Detailed results for Q2 F2009 will be published on 29 January 2009, at
08:00am, South African time.
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in
August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold
Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the
March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),
New York Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New
Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the
Gold Fields website at
www.goldfields.co.za.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 December 2008

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs